October 24, 2006

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Global Security Risk

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: James Lopez

Re:	Comment letter dated September 29, 2006

Dear Mr. Lopez:

On behalf of Stena AB (the "Company"), we are responding to the comments of the staff (the "Staff') of the Securities and Exchange Commission (the "Commission") contained in your letter dated September 29, 2006 (the "Comment Letter"), with respect to the Company's Form 20-F for the year ended December 31, 2005 (the "20-F"). Our response is divided into two parts. The first part sets forth summary information regarding the corporate structure of the Stena Group. The second part of the response sets forth information relating to the charter contract held by Concordia Maritime AB for the Stena Vision and addresses the comments of the Staff relating to contacts with Iran.

Part I

As set forth in the Company's Form 20-F under Item 7. Major Shareholders and Related Party Transactions, Dan Sten Olsson and other members of the Sten Allen Olsson family own all the outstanding common stock of the Company, Stena Sessan AB ("Sessan") and Stena Metal AB. Sessan owns approximately 52% of the outstanding equity and approximately 71% of the outstanding voting power of Concordia Maritime AB ("Concordia"). The Company does not own, directly or through any subsidiary, any equity interest in Concordia. The Company provides services such as administration, marketing, insurance and technical support for Concordia's owned and chartered vessels, including administration of jointly chartered vessels, office and office services for Concordia's personnel and certain financial and other services.

Part II

The Company understands that the Stena Vision is owned by Vision Ltd. ("Vision"), a wholly owned subsidiary of Arlington Tankers Ltd. On October 20, 2004, CM V-MAX I Ltd., a wholly owned subsidiary of Concordia, entered into an agreement with Vision to charter the Stena Vision for five years, with three one-year options to extend the charter.

1

Concordia chartered the Stena Vision to the National Iran Tanker Company ("NITC") for the period commencing on May 28, 2006 and ending on August 23, 2006 (the "NITC Charter"). The charterhire payable to Concordia pursuant to the NITC Charter was $3,346,943. In the case of the NITC Charter, a wholly owned subsidiary of the Company acted as shipbroker for Concordia and received a ship brokerage fee equal to $41,837. The Company's total revenues for the six months ended June 30, 2006 were $1,679,000,000.

For each of the years ended December 31, 2005, December 31, 2004 and December 31, 2003, the Company did not receive any revenue from transactions with the NITC or any other Iranian entity. In addition, during such periods, the Company did not have any assets or liabilities related to Iranian entities.

For each of the years ended December 31, 2005, December 31, 2004 and December 31, 2003 Concordia did not receive any revenues from transactions with the NITC or any other Iranian entity. In addition, during such periods, Concordia did not have any assets or liabilities related to Iranian entities.

Except for the ship brokerage transaction on behalf of Concordia, the Company has had no dealings with Iran during 2005, 2004, 2003 and the six months ended June 30, 2006. The Company believes that this single indirect dealing with Iran is not material on either a quantitative or qualitative basis, and the Company does not believe that this transaction constitutes a material investment risk for its security holders.

2

Please direct any questions concerning this filing to the undersigned at 011 463 1428 853.

Very truly yours, /s/ Staffan Hultgren
Staffan Hultgren Chief Controller, Stena AB Group

cc: Michael E. Gizang

3